EXHIBIT A



MF FIRE, BENEFIT LLC
3413 Metzerott Rd.,
College Park, MD 20740
www[dot]mffire[dot]com

MF Fire, Benefit LLC is a Maryland Benefit Limited Liability Company formed in April 2014 for the purpose of creating technology and products for the wood stove market. As a benefit company, in additional to maximizing financial returns, we seek to create a general public benefit by having a material, positive impact on society and the environment. We currently have three employees and intend to hire additional employees following this Offering.

First and foremost, MF Fire is a technology company built by fire scientists with a mission of engineering the perfect burn. Traditional wood stoves are dirty and inefficient; wood is not completely burned off, leading to excess carbon entering the atmosphere and building up in the stove and exhaust system. We reimagined what the wood stove could be and sought to make it a clean energy source. The result is a smart-stove that delivers the cleanest burn ever achieves: 20 times cleaner than the new EPA regulations, and 60 times cleaner than the average stove.

Our first commercial product that is available for reservation is the Catalyst stove. We previously marketed the stove as the Mulciber. The Catalyst is the world's first ultra-clean wood stove. It is built around state-of-the-art combustion techniques and a smart controller. Users get "push-button" simple, automatic control of the heat output of the stove and a corresponding app for their smartphone.

The technology for the Catalyst stove was developed by the company's co-founders Ryan Fisher and Taylor Meyers while studying at the University of Maryland. As such, the core intellectual property is owned by the University of Maryland and exclusively licensed to MF Fire.

Our technology and products have won numerous competitions and awards in our core market, including:

- Low Emission Prize, 2013 Wood Stove Design Challenge;
- Grand Prize, 2014 Wood Stove Design Challenge;
- Energy Efficiency Prize, 2014 MIT Clean Energy Prize;
- People's Choice Award, 2014 MIT Clean Energy Prize;
- 2014 Maryland Innovator of the Year;
- Final Four, 2014 ACC Clean Energy Challenge.

Additionally, we were given the opportunity to participate in the National Science Foundation Innovation Corps program with the University of Maryland in 2014.

Wood stoves are regulated by the Environmental Protection Agency. The EPA announced new pollution standards for wood burning stoves that became effective in January 2016. These pollution standards will restrict the sale of the majority of stove models on the retail market today. This creates and opportunity in the market for those stoves that do meet the new EPA standards, like the Catalyst.

The market for wood stoves in North America and Europe is approximately $6 billion per year. The anticipated price point for the Catalyst stove when we are able to sell to consumers places our product around the middle of the premium stove market. The quality of the Catalyst is similar to the quality of the best premium models available, and we currently have supply agreements with Bikle Manufacturing, Inc. for the steel supply and metal working, as well as with RMG Stone Products, Inc. for the stone work on the Catalyst. Bikle Manufacturing does work for companies including NASA, Johns Hopkins University, Lockheed Martin, Northrop Grumman, and MGM Studios.

Disqualification

Neither the company nor any of our officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

You will be able to find our annual report on a dedicated investor information page to be created on our site at www[dot]mffire[dot]com. The annual report will be available by April 30, 2017.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Our people

Here's a table of the principal people on our team:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Paul LaPorte	Chief Executive Officer	49	6/11/2015	Paul currently splits his time between serving as CEO of MF Fire and as Director of Product Management for Metalogix, however the time spent in each role is considered full-time employment. Paul will devote all of his tie to MF Fire following a raise of at least $700,000.
Taylor Myers	Chief Technology Officer	25	4/23/2014	Taylor works at MF Fire on a full time basis.

Ryan Fisher	Chief Operating Officer	25	4/23/2014	Ryan currently splits his time between serving as COO of MF Fire and as a Loss Prevention Consultant for AIG, however the time spent in each role is considered full-time. Ryan will devote all of his time to MF Fire following a raise of at least $500,000.
Voting Members*:				
Ryan Fisher	Voting Member	25	1/8/2016	
Taylor Myers	Voting Member	25	1/8/2016	
Paul LaPorte	Voting Member	49	4/29/2016	

* The Voting Members are tasked with the management of the Company under the terms of our operating agreement. Whenever a vote of the Voting Members is required, that vote must be unanimous.

Paul LaPorte

Paul LaPorte is currently our Chief Executive Officer. He has served in that position since June 2015. Prior to joining us, he was CEO at Fusion SmartBand/Shockatoo, Inc. from April 2012 until joining MF Fire, where he founded a consumer wearable device company. As CEO, Paul was responsible for managing strategic direction, partnerships, product management, and day to day operations. Paul Holds an MBA from Georgetown University and a B.S. in aerospace engineering from the Massachusetts Institute of Technology. Previously, Paul founded or was a key employee at several other venture backed technology companies, resulting in several IPOs and M&A events.

Taylor Myers

Taylor Myers is currently our Chief Technology Officer. He is a co-founder and original inventor of the technology while at the University of Maryland. As CTO Taylor is chiefly responsible for technology development, manufacturing, and regulatory certification. He holds a B.S. and M.S. in Fire Protection Engineering from the University of Maryland and is currently a Ph.D. Candidate (expected graduation August 2016) studying Mechanical Engineering at the University of Maryland with a focus on Fire Science.

Ryan Fisher

Ryan Fisher is currently our Chief Operating Officer. He is a co-founder and original inventor of the technology while at the University of Maryland. Ryan holds both Bachelor and Master of Science degrees in Fire Protection Engineering from the University of Maryland. Currently, Ryan is largely responsible for handling raw material procurement, customer interaction, and media outreach.

Related party transactions

The company has not entered into any related party transactions.

Risk factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company;

- **This is a brand-new company.** While we formed in 2014, we have not yet delivered our product to market or been able to recognize revenues. If you are investing in this company, it's because you think this is a good idea, that we can deliver on the technology that goes into the Catalyst, that we can price it right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

- **We have a small management team.** Right now, the success of the company depends on the efforts of Paul LaPorte, Taylor Myers, and Ryan Fisher. If one of us were to leave the company, for any reason, that will negatively impact our ability to continue as a company. Until we achieve a sustainable financial position, we will not be able to hire additional employees that will allow the company to continue if one of us leaves.

- **We will need more people to join our company.** We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **The company is going to need more money.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for the Catalyst. Consumers must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We have not yet received EPA certification and Underwriters Laboratories certification.** In order to sell the Catalyst, we are required to obtain certification from the Environmental Protection Agency and safety certification from Underwriters Laboratories. We have begun the process to obtain those certificates but have not yet received them and do not expect to receive them until June 2016 at the earliest.

- **We rely on third parties for the input materials to create our stoves.** We contract with third-parties to receive our input materials, like steel, soapstone, and fans. If these third-parties face manufacturing constraints, that could impact our ability to make and deliver our stoves. There are multiple sources for all these major raw materials, and we could change suppliers, but doing so may negatively impact our financial results.

- **We may face unexpected complications with this technology.** The Catalyst is based on brand new technology developed by our founders at the University of Maryland. As with any brand new technology, it is possible that we will encounter issues that we did not expect and did not plan for. These issues may require us to redesign features of the stove or the entire product and may jeopardize our ability to make a profit.

- **Competitors may enter the market with similar products.** There are already companies actively selling wood stoves to consumers in our target markets. While these competitors will not be able to sell products that feature our technology, they may be able to sell products that achieve similar benefits to consumers at a lower price.

- **The University of Maryland owns the intellectual property for our product.** The technology for the Catalyst was developed by our founders at the University of Maryland, and as such, the intellectual property rights to the patent are with the University of Maryland. We currently have an exclusive license agreement with the University of Maryland, but rely on the continued effectiveness of this agreement to create our product.

- **Previous investors have greater rights than are being offered here.** As part of the license agreement with the University of Maryland, the University was provided with preferential treatment. That treatment includes a veto on any amendment to the company's constitutional documents that could be deemed to adversely alter or change the University's rights.

- **Any valuation at this stage is pure speculation.** We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **We will be required to reorganize the company as a Delaware corporation to convert the notes in this Offering.** We are currently organized as a Benefit LLC in Maryland. Maryland is our home jurisdiction and the Benefit LLC gives us flexibility to serve environmental motives as well as profit motives. However, the convertible notes in this Offering work best for Delaware corporations, and we will reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition or the company, or maturity of the notes.

- **We are selling convertible notes.** The KISS notes will convert into equity securities in the event the company: 1) sells Preferred Stock to outside investors where we raise at least $1,000,000; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. Any outside investors might value the company at an amount well below the $7 million valuation cap in the KISS note, so you should not view the valuation cap as being an indication of the company's value.

Ownership and capital structure

The current owners of 20% or more equity in the company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Ryan Fisher	40.8% of Membership Interests	42.2%
Taylor Myers	40.8% of Membership Interests	42.2%

Discussion of classes of membership interests and other securities

The following description of classes of membership interest and other securities of the company is meant to be a summary and does not provide every detail that may be of interest to investors in this Offering. A complete description of the membership interests and profits interest may be found in the Operating Agreement of the company adopted on January 8, 2016, and the amendment to that agreement adopted on April 27, 2016.

As a Benefit LLC, the only equity interest that have been issued by the Company are membership interests. The membership interests grant the holders of the membership interests the right to the distribution of profits and losses based on the ownership percentage, and to the value of any remaining assets of the company after payments to creditors and note holders upon liquidation of the company. The membership interests are divided into two classes, voting and non-voting. The Voting Members effectively control the company and may take certain actions such as:

- Admitting new members to the company, potentially diluting the value prior to conversion of the notes in this Offering;
- Directing the company to repurchase interests of members, thereby taking cash out of the company;
- Approving the sale of the company at a valuation you do not agree with; and
- Approving transactions between the company and persons related to the Voting Members.

Even upon conversion of the notes in this Offering, investors will hold minority interests in the company and control will still be held by the current Voting Members.

The Company has granted a profits interest to Paul LaPorte. The profits interest does not include equity ownership of the company and vests over time based on certain performance goals. The profit interest is for up to 15% of the profits of the company.

The Company has also issued a convertible note in the principal amount of $100,000 to the Maryland Technology Development Corporation ("TEDCO"). The note bears an interest rate of 8% and has a maturity date five years after its issuance on January 19, 2016. The note also includes requirements of the company to seek approval of TEDCO before taking certain actions such as sales of the company or its assets, engaging in a merger or reorganization, or materially increasing executive compensation.

Due Diligence

Due diligence by CrowdCheck, Inc.



The securities in this Offering

The following description is meant to be a brief summary of the material terms of the offering and is qualified in its entirety by the terms contained in the [Note Instrument and Purchase Agreement].

We are offering investors convertible notes bearing an interest rate of 6% and a maturity date 12 months after their issuance at the close of the offering. When the notes convert as a result of a future equity financing, the notes provide investors in this Offering with a 15% discount or a $7 million valuation cap.

Our target raise is $250,000 and will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of July 15, 2016

The convertible notes in this Offering are based on the Keep It Simple Security ("KISS") developed by 500 Startups and modified by us for use as a Benefit LLC raising funds under Regulation Crowdfunding.

Dilution

Under the terms of its LLC operating agreement, the company is not restricted regarding the issuance of additional membership units to future investors. Additionally, the company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes. [Obviously the foregoing would only be included where there are convertible notes.]

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Updates

Updates on the status of the offering may be found on the SI Portal LLC, funding portal at www[dot]seedinvest[dot]com

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- Upon divorce or death.

Financial statements

Our financial statements cover the year ending December 31, 2015 and the period from April 23, 2014, the inception of the company, to December 31, 2014. These statements have been reviewed by Craig Denlinger, CPA with Artesian CPA, LLC.

These financial statements are available as Exhibit B to the Form C.

Financial condition

MF Fire, Benefit LLC has been in operations as a company starting on April 23, 2014. Since inception, we have not generated revenue from the sales of our core product, the Catalyst. As such, we are still a development stage company and are dependent on additional financing, including this Offering, to have the funds necessary fulfill reservations and accelerate sales and marketing. We believe we currently have sufficient funds to complete certification with the EPA. Following certification, we believe that we will be able to begin sales of our product.

Results of Operations

We have not yet recognized revenues. Since inception of the company, our expenses are the result of formation of the company, development of agreements with technology and materials suppliers, and development of our core product, the Catalyst. Our net loss for the year ending December 31, 2015 was $36,772. We had a net gain for the period ending December 31, 2014 of $2,250. This gain was due to the fact that research and development expensed in 2014 were borne by the University of Maryland and we received revenue from competition wins.

In 2015, we spent $108,588 on research and development of the Catalyst. During this time, we forwent salaries and attempted to keep general and administrative expenses as low as possible to ensure the majority of our resources went into development of the Catalyst.

As of December 31, 2015, we had incurred a balance of $24,782 for current accounts payable. These accounts were paid off in full within two months of the year end.

Liquidity and Capital Resources

As of December 31, 2015 our cash on hand was $10,170. Our initial financing has come in the form of grant awards from the Maryland Innovation Initiative Program ("MIIP") and a convertible note from the Maryland Technology Development Corporation ("TEDCO").

The initial grant used towards the research and development of the Catalyst is not reflected in the financial statements of the company. That $100,000 grant from MIIP was provided directly to the University of Maryland to support the work of Taylor Myers and Ryan Fisher, our two co-founders, while at the University of Maryland under the supervision of Dr. Stanislav Stoliarov.

A second $100,000 grant from MIIP was issued directly to the company in June 2016. This grant is structured as a reimbursable grant and obligates the company to repay MIIP at a rate of 3% of its quarterly revenues from the sale of the Catalyst for a period of 10 years, or up to total payments of $200,000. All of the funds received from the two MIIP grants were used towards development of the Catalyst stove.

In January 2016, the company accepted an investment of $100,000 from the TEDCO in exchange for a convertible note bearing an investment rate of 8 percent with a 5 year term. The terms of the note agreement allow us to apply for a follow-on investment of $125,000 from TEDCO.

Under the terms of our technology license agreement with the University of Maryland, we owe an annual license fee that it's the greater of $2,000 or 4% of the net sales of the company. The first payment under this agreement will be due on February 1, 2017.

We have also granted a profit interest to our newly hired CEO, Paul LaPorte. The profit interest provides Mr. LaPorte with a 15% profit interest in the Company for services performed. This interest vests according to the following terms: a) 0.5% profits interest vested immediately; b) 2.5% profit interest vests on June 11, 2016; c) 7.5% profit interest vests ratably over 36 months commencing July 11, 2016 and ending June 11, 2019; and d) 4.5% profit interest vests as a rate of 1/900,000 for each $1.00 of capital raised through equity or debt financing transactions excluding the TEDCO funding.

With the proceeds from this Offering, and a concurrent offering to accredited investors under Rule 506(c), we will receive sufficient capital to complete the certification process with the EPA and begin manufacturing and delivery of product. We anticipate that our operating expenses will increase following this Offering as we intend to begin compensating the executive officers of the company and hiring addition staff to meet the anticipated demand for the Catalyst and provide support for those customers.

Indebtedness

We have not incurred any indebtedness. The company does have obligations with respect to the $100,000 reimbursable grant from MIIP.

Recent trends

Since we began measuring the cost to produce the Catalyst in November 2015, the anticipated cost of a final product has declined by 33%. This is due to continuous design refinement with the help of our manufacturing partners and materials sourcing.

Our current pipeline of reservations is $1,266,000. This reflects the dollar amount of interest expressed by potential customers who asked to be on a reservation wait list and does not constitute a binding commitment on the part of the potential customers. This figure has grown by 972% over the past six months.

We continue to receive favorable media attention that has resulted in increased reservations. Each media story for the company averages about 64 reservations, or the potential for approximately $384,000 in sales.

Recent offerings of securities

We have made the following issuances of securities within the last three years:

- In January 2016, we accepted an investment of $100,000 in exchange for a convertible note with a maturity date 5 years after its issuance. The note was sold in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the have been put towards the operating expenses of the company, included research and development, marketing, and legal costs of this Offering.

- Concurrently with this Offering, we will be issuing convertible notes at substantially the same terms as the notes in this Offering to accredited investors under Rule 506(c) under the Securities Act. Key differences is that major investors, those investors that invest $50,000 or more, will be given certain information rights and will have a participation right in future offerings of convertible notes prior to conversion of the notes into stock of the Company.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The interest rate on the convertible note, as well as the valuation cap in the note, merely reflect the opinion of the Voting Members of MF Fire as to what a fair value would be.

Use of Proceeds

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding with a target raise of $250,000. The proceeds of this offering, along with the proceeds raised from accredited investors in a concurrent offering under Rule 506(c), will be used to cover the operating expenses of MF Fire.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and Voting Members based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include:

Target raise of $250,000:

- 50% to CTO partial salary;
- 25% for product development and EPA testing;
- 15% for marketing and sales;
- 10% for general and administrative expenses.

Raise of $1,000,000:

- 31% to compensation for our CEO, CTO, and COO at a base annual salary of $150,000 starting in August, 2016 along with hiring of additional engineering personnel starting in October 2016, additional marketing personnel in November 2016, and hiring of a lead customer service representative in January 2017;
- 20% for product development, including additional models, and EPA testing;
- 29% for marketing and sales;
- 20% for general and administrative expenses.

MAKING AN INVESTMENT IN MF FIRE

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by MF Fire. Once MF Fire accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to MF Fire in exchange for your shares. At that point, you will be an investor in MF Fire.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information

3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, MF Fire has set a minimum investment amount of $500.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

AFTER MY INVESTMENT

What is my ongoing relationship with MF Fire?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after busing them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where there are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (e.g., an IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.